SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON OCTOBER 3, 2019

1.             DATE, TIME AND PLACE: On October 3, 2019, at 10:30 a.m., at the headquarters of BRASKEM S.A. (“Company”), located at Rua Eteno, nº 1.561, Polo Petroquímico de Camaçari, in the city of Camaçari, State of Bahia, CEP 42810-000.

2.             CALL NOTICE: Call Notice published pursuant to article 124 of Law 6,404/76 (“LSA”), in the newspaper “O Correio da Bahia” and in the "Diário Oficial do Estado da Bahia”, issues dated September 3, 4 and 5, 2019. The documents and information relating to the Agenda, according to Ruling No. 481 of December 17, 2009, issued by the Brazilian Securities Commission (“CVM”) as amended (“CVM Ruling 481”) and CVM Ruling No. 480 of December 7, 2009, as amended were disclosed to the shareholders of the Company by filing them with CVM, through the Empresas.Net system and are available at the Company’s head office.

3.             ATTENDANCE: Shareholders representing ninety-eight point seventy-nine percent (98.79%) of the Company’s voting capital participated in the Extraordinary General Meeting whether attending the Company’s head office or exercising their right to remote participation, as set forth in article 121, sole paragraph, of LSA and in CVM Ruling 481, as shown by the signatures below and in the “Shareholders’ Attendance Book” and by the valid remote vote ballot received as per CVM Ruling 481. Shareholders representing forty-six point eighty-one percent (46.81%) of the preferred shares issued by the Company were also present, as per the signatures in the “Shareholders’ Attendance Book”.Mr. Luiz Miguel Schincariol Lourenço, as representative of KPMG Auditores Independentes, the Company’s independent auditor, Mr. Ismael Campos de Abreu, as member of the Fiscal Council of the Company, and Mrs. Cristiana Lapa Wanderley Sarcedo, representative of the Company’s management, were also present at the Meeting, all of whom were available to provide clarifications about the subjects contained in the Agenda.

4.             PRESIDING BOARD: Chairwoman: Mrs. Paula Cristina Penteado Magalhães Azevedo; and Secretary: Mrs. Marcella Menezes Fagundes, chosen as established in article 16, paragraph 3 of the Bylaws of the Company.

5.             OPINION OF THE FISCAL BOARD: On August 30, 2019, the Company’s Fiscal Council’s opinion was for the proposal presented by the Management, which was for the approval by the General Meeting, of the proposal encompassing (i) the Capital Budget; and (ii) the allocation of the results from the fiscal year ended on December 31, 2018, recommending the payment of the minimum mandatory dividend set forth in the corporate legislation and the retention of the remaining profit, after the other allocations, based on the Capital Budget included in Exhibit I to the Management’s Proposal.

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BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON OCTOBER 3, 2019

6.             AGENDA: (i) To resolve on the approval of the Capital Budget; and (ii) To examine, discuss and vote on the Management’s Proposal for the allocation of the net profit for the fiscal year ended on December 31, 2018.

7.             RESOLUTIONS: After all the attending shareholders dismissed the reading of the summarized consolidated voting map of the votes cast through remote voting ballots, which was at the disposal of the attending shareholders for consultation, pursuant to article 21-W, paragraph 4 of CVM Ruling 481, the attending shareholders unanimously authorized the drafting of the minutes related to this Extraordinary General Meeting in summary form, as well as their publication without the signatures of the attending shareholders, pursuant to article 130 of LSA.

Initially, the same contextualization offered at the Management’s Proposal disclosed on September 2, 2019 to this Meeting was given, which referred to the removing the distribution of the net earnings of the fiscal year ended on December 31, 2018 of the Annual and Extraordinary Meeting of April 16, 2019 (“AGOE”) from the agenda, due to the preliminary injunction granted on April 15, 2019 in the lawsuit filed against the Company by the Public Prosecutors’ Office and the Public Defender’s Office, both of the State of Alagoas. On June 12, 2019, this injunction was reversed, as per the relevant fact dated June 13, 2019, by the Superior Court of Justice, which allowed for the resolution on the distribution of dividends subject to the presentation of a performance bond, which was presented on June 14, 2019. Notwithstanding this, considering the facts that took place since the proposal for the allocation of the 2018 results to the AGOE, the Management and the Board of Directors reassessed the investments included in the 2019/2021 Business Plan and the perspectives for the Company’s results for the period covered by the plan, taking into consideration the deterioration of the petrochemical scenario worldwide in contrast to the one originally forecast in early 2019, as well as the uncertainties involving the impact of the geological phenomenon that happened in neighborhoods close to the rock salt extraction area in Maceió. Thus, in light of the context above and the change in the scenario after the AGOE, the Management and the Board of Directors agreed on the reassessment of the proposal originally submitted for the AGOE regarding the allocation of the net earnings of the fiscal year of 2018, and thus the matters in the agenda were opened for discussion and voting, and the following resolutions were passed:

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BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON OCTOBER 3, 2019

7.1.        CAPITAL BUDGET: the approval, by the unanimous votes of the attending common shareholders, without reservations or exceptions, the absences being duly recorded, as per the voting map included in Exhibit I to these minutes which, for all purposes, is to be considered an integral part of these minutes, the management’s proposal for the Company’s capital budget for the fiscal year of 2019, included in the Management’s Proposal disclosed in September 2, 2019 (“Capital Budget”) for the retention of earnings, as per article 196 of LSA, to funds the investments that comprise the 2019/2020 Business Plan of the Company.

7.2.        ALLOCATION OF THE RESULTS OF THE FISCAL YEAR ENDED ON DECEMBER 31, 2018: the approval, by the unanimous votes of the attending common shareholders, without reservations or exceptions, the absences being duly recorded, as per the voting map included in Exhibit I to these minutes which, for all purposes, is to be considered an integral part of these minutes, the Management’s Proposal for the allocation of the net earnings of the fiscal year ended on December 31, 2018, in the amount of two billion, eight hundred and sixty-six million, six hundred and seventy-five thousand, ninety-two Reais and seventeen centavos (BRL 2,866,675,092.17), plus the following transactions directly charged to the retained earnings account: (a) additional indexation of the PPE in the amount of twenty-seven million, six hundred and seventy-nine thousand, sixty-one Reais and sixty-eight centavos (BRL 27,679,061.68); (b) time-barred dividends and others in the amounts of five hundred and sixteen thousand, five hundred and forty-six Reais and fifty-three centavos (BRL 516,546.53), being: (b.1) time-barred dividends in the amounts of three hundred and eighty-six thousand, eight hundred and seventy-seven Reais and sixty-two centavos (BRL 386,877.62); and (b.2) adjustment of the portion to be allocated to the tax incentive reserve of the previous fiscal year, in the amount of one hundred and twenty-nine thousand, six hundred and sixty-eight Reais and ninety-one centavos (BRL 129,668.91), which will be allocated as follows: (i) creation of a legal reserve, in the amount of one hundred and forty-three million, three hundred and thirty-three thousand, seven hundred and fifty-four Reais and sixty-one centavos (BRL 143,333,754.61), under the terms of article 193 of LSA; (ii) creation of a tax incentive reserve, in the amount of eighty-one million, eight hundred and sixty-two thousand, six hundred and fifty-nine Reais and forty-seven centavos (BRL 81,862,659.47), under the terms of article 195-A of LSA; (iii) distribution of the mandatory dividends, as per article 46, paragraph 3, of the Company’s Bylaws, corresponding to twenty-five percent (25%) of the Adjusted Net Profit, in the amount of six hundred and sixty-seven million, four hundred and eighteen thousand, five hundred and seventy-one Reais and fifty-eight centavos (BRL 667,418,571.58), as follows: (iii.1) Three hundred and seventy-eight million, seven hundred and seventy-eight thousand, three hundred and seventy-seven Reais and fifty-one centavos (BRL 378,778,377.51) corresponding to eighty-three centavos and a fraction (BRL 0.838620027834) per common share; (iii.2) Two hundred and eighty-eight million, three hundred and thirty-six thousand, nine hundred and fifteen Reais and five centavos (BRL 288,336,915.05) corresponding to eighty-three centavos and a fraction (BRL 0.838620027834) per Class A preferred share; (iii.3) Three hundred and three thousand, two hundred and seventy-nine Reais and two centavos (BRL 303,279.02) corresponding to sixty centavos and a fraction (BRL 0.606279148700) per Class B preferred share (“Mandatory Dividends”); and (iv) two billion, two million, two hundred and fifty-five thousand, seven hundred and fourteen Reais and seventy-two centavos (BRL 2,002,255,714.72), will be retained by the Company, as per article 196 of LSA, based on the Capital Budget approved in item 7.1 of the Agenda. The Mandatory Dividends will be paid until December 31, 2019, and the date on which the dividends will be actually paid will be informed by a Notice to Shareholders that will be published by the Company in due time. Moreover, the payment of the Mandatory Dividends will be made based on the equity position at the end of trading on this date, and the Company's shares will be traded “ex dividends” as of October 4, 2019.

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BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON OCTOBER 3, 2019

8.             ADJOURNMENT: Pursuant to article 30, paragraph 4, of CVM Ruling 480, dated December 7, 2009, as amended, the total of approvals obtained from the voting of item of the agenda is indicated in Exhibit I, which, for all purposes, shall be considered an integral part hereof. With nothing further to add, the Extraordinary General Meeting was closed and these minutes were drawn up which, after having been read, discussed and approved, were signed by all in attendance.

9.             SIGNATURES: Presiding Board:Chairwoman: Mrs. Paula Cristina Penteado Magalhães Azevedo; and Secretary: Mrs. Marcella Menezes Fagundes Manager of the Company available to provide clarifications: Mrs. Cristiana Lapa Wanderley Sarcedo. Representative of KPMG Auditores Independentes, independent auditor for the Company: Mr. Luiz Miguel Schincariol Lourenço. Member of the Company’s Fiscal Council: Mr. Ismael Campos de Abreu. Shareholders: OSP INVESTIMENTOS S.A. (p.p. Mrs. Laura Maniero Gadelho); ODEBRECHT S.A. (p.p. Mrs. Laura Maniero Gadelho); PETRÓLEO BRASILEIRO S.A. – PETROBRAS (p.p. Mr. Eduardo Belotti Paes de Figueiredo); GERAÇÃO FUTURO L.PAR FUNDO DE INVESTIMENTOS EM AÇÕES (p.p. Mr. Anderson Carlos Koch); SOJITZ CORPORATION (votes cast via remote vote ballot).

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BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON OCTOBER 3, 2019

The above matches the original recorded in the proper book.

Camaçari/BA, October 3, 2019

PRESIDING BOARD:

_______________________________ Paula C. P. Magalhães Azevedo Chairwoman	_______________________________ Marcella Menezes Fagundes Secretary

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BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON OCTOBER 3, 2019

EXHIBIT I

FINAL SUMMARY VOTING MAP

Extraordinary General Meeting

held on October 3, 2019

Description of the Resolution	Vote	Number of common shares present	(%) of the voting capital present
Resolve on the approval of the Company’s Capital Budget for the fiscal year of 2019.	Approvals	443,106,737	99.3%
	Rejections	0	0%
	Abstentions	3,077,800	0.7%

To resolve that the Net Earnings of the Fiscal Year ended on December 31, 2018, in the amount of two billion, eight hundred and sixty-six million, six hundred and seventy-five thousand, ninety-two Reais and seventeen centavos (BRL 2,866,675,092.17), plus the following transactions directly charged to the retained earnings account: (a) additional indexation of the PPE in the amount of twenty-seven million, six hundred and seventy-nine thousand, sixty-one Reais and sixty-eight centavos (BRL 27,679,061.68); (b) time-barred dividends and others in the amounts of five hundred and sixteen thousand, five hundred and forty-six Reais and fifty-three centavos (BRL 516,546.53), being: (b.1) time-barred dividends in the amounts of three hundred and eighty-six thousand, eight hundred and seventy-seven Reais and sixty-two centavos (BRL 386,877.62); and (b.2) adjustment of the portion to be allocated to the tax incentive reserve of the previous fiscal year, in the amount of one hundred and twenty-nine thousand, six hundred and sixty-eight Reais and ninety-one centavos (BRL 129,668.91), which will be allocated as follows: (i) creation of a legal reserve, in the amount of one hundred and forty-three million, three hundred and thirty-three thousand, seven hundred and fifty-four Reais and sixty-one centavos (BRL 143,333,754.61), under the terms of article 193 of LSA; (ii) creation of a tax incentive reserve, in the amount of eighty-one million, eight hundred and sixty-two thousand, six hundred and fifty-nine Reais and forty-seven centavos (BRL 81,862,659.47), under the terms of article 195-A of LSA; (iii) distribution of the mandatory dividends, as per article 46, paragraph 3, of the Company’s Bylaws, corresponding to twenty-five percent (25%) of the Adjusted Net Profit, in the amount of six hundred and sixty-seven million, four hundred and eighteen thousand, five hundred and seventy-one Reais and fifty-eight centavos (BRL 667,418,571.58), as follows: (iii.1) Three hundred and seventy-eight million, seven hundred and seventy-eight thousand, three hundred and seventy-seven Reais and fifty-one centavos (BRL 378,778,377.51) corresponding to eighty-three centavos and a fraction (BRL 0.838620027834) per common share; (iii.2) Two hundred and eighty-eight million, three hundred and thirty-six thousand, nine hundred and fifteen Reais and five centavos (BRL 288,336,915.05) corresponding to eighty-three centavos and a fraction (BRL 0.838620027834) per Class A preferred share; (iii.3) Three hundred and three thousand, two hundred and seventy-nine Reais and two centavos (BRL 303,279.02) corresponding to sixty centavos and a fraction (BRL 0.606279148700) per Class B preferred share (“Mandatory Dividends”); and (iv) two billion, two million, two hundred and fifty-five thousand, seven hundred and fourteen Reais and seventy-two centavos (BRL 2,002,255,714.72), will be retained by the Company, as per article 196 of LSA, based on the Capital Budget approved in item 7.1 of the Agenda. The Mandatory Dividends will be paid until December 31, 2019, and the date on which the dividends will be actually paid will be informed by a Notice to Shareholders that will be published by the Company in due time. Moreover, the payment of the Mandatory Dividends will be made based on the equity position at the end of trading on this date, and the Company's shares will be traded “ex dividends” as of October 4, 2019.

	Approvals	443,106,737	99.3%
	Rejections	0	0%
	Abstentions	3,077,800	0.7%

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.